Filed by RightCHOICE Managed Care, Inc. pursuant to
Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12of the Securities Exchange
Act of 1934.

Subject Company:  RightCHOICE Managed Care, Inc.
Commission File Number:  001-15907


This filing relates to a proposed merger between RightCHOICE Managed Care, Inc. and WellPoint Health
Networks Inc. pursuant to the terms of that certain
Agreement and Plan of Merger, dated as of October 17, 2001, among RightCHOICE, WellPoint and RWP Acquisition
Corp.

Cautionary Statements

This document contains forward-looking statements.
RightCHOICE intends that these forward-looking statements be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities
Litigation Reform Act of 1995. These forward-looking statements are based on management's current expectations and are naturally subject to risks, uncertainties and changes in circumstances. These forward-looking statements are not guarantees of future performance.
Actual results may differ materially from the expectations described in this document due to, among other things, the factors detailed in the company's filings with the SEC, including the factors detailed under the caption "Factors That May Affect Future Results of Operations" in RightCHOICE's Annual Report on Form 10-
K for the year ended December 31, 2000, and otherwise described in the quarterly reports on Form 10-Q, to which readers are referred. RightCHOICE is under no obligation, and expressly disclaims any obligation, to update or alter these forward-looking statements whether as a result of new information, future events or otherwise.

Additional information about the merger and where to find it

This document may be deemed to be solicitation material in respect of the proposed merger of RightCHOICE and WellPoint. In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. Stockholders of RightCHOICE are encouraged to read the registration statement, including the final proxy statement-prospectus that will be part of the registration statement, because it will contain important information about the proposed merger. After the registration statement is filed with the SEC, it and any amendments thereto will be available for free both on the SEC's web site (www.sec.gov) and from RightCHOICE's and WellPoint's respective corporate secretaries. RightCHOICE and its directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding the interests of RightCHOICE's directors and executive officers will be included in the final proxy statement-prospectus.

*	*	*





On October 19, 2001, RightCHOICE posted the following
Frequently Asked Question on its internet site.

What will RightCHOICE stockholders receive in the merger?

The consideration to be received by the stockholders of RightCHOICE in the merger for each of their shares will be comprised of either cash at $66 per share or WellPoint stock at a fixed exchange ratio of 0.6161 of a share of WellPoint stock for each share of RightCHOICE stock.
RightCHOICE stockholders will be able to elect to receive cash or WellPoint stock subject to a prorationing mechanism which will maintain the overall mix of the total consideration of 30 percent cash and 70 percent
WellPoint stock.